Exhibit 1
Denison Mines Corp.
Financial Statements
for the years ending
December 31, 2008 and 2007

Responsibility for Financial Statements
The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.
The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.
The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, our independent auditors. Their report outlines the scope of their examination and expresses their opinions on the consolidated financial statements and internal control over financial reporting.

“E. Peter Farmer”	“James R. Anderson”

E. Peter Farmer	James R. Anderson
Chief Executive Officer	Executive Vice-President and
Chief Financial Officer

March 18, 2009
Management’s Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2008.
The effectiveness of the Company’s internal control over financial reporting as at December 31, 2008 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.
Changes to Internal Control over Financial Reporting
There has not been any change in the Company’s internal control over financial reporting that occurred during 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Independent Auditors’ Report
To the Shareholders of Denison Mines Corp.
We have completed integrated audits of Denison Mine Corp’s 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.
Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Denison Mines Corp. as at December 31, 2008 and 2007, and the related consolidated statements of operations and deficit, comprehensive income (loss) and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years then ended, in accordance with Canadian generally accepted accounting principles.
Internal Control over Financial Reporting
We have also audited Denison Mines Corp.’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control - Integrated Framework issued by the COSO.
“PricewaterhouseCoopers LLP”
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 18, 2009
Comments by Auditors for US Readers on Canada — US Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to these consolidated financial statements. Our report to the shareholders dated March 18, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors’ report when these are adequately disclosed in the consolidated financial statements.
“PricewaterhouseCoopers LLP”
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 18, 2009

DENISON MINES CORP.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2008	2007

ASSETS
Current
Cash and equivalents	$3,206	$19,680
Trade and other receivables	12,894	39,667
Note receivables	181	455
Inventories (Note 5)	44,733	30,921
Investments (Note 6)	—	13,930
Prepaid expenses and other	1,275	1,492

	62,289	106,145

Inventories — ore in stockpiles (Note 5)	5,016	—
Investments (Note 6)	10,691	20,507
Property, plant and equipment, net (Note 7)	717,433	727,823
Restricted cash and equivalents (Note 8)	21,286	17,797
Intangibles (Note 9)	4,978	6,979
Goodwill (Note 10)	63,240	122,330

	$884,933	$1,001,581

LIABILITIES
Current
Accounts payable and accrued liabilities	$23,787	$22,642
Current portion of long-term liabilities:
Post-employment benefits (Note 11)	329	404
Reclamation and remediation obligations (Note 12)	875	565
Debt obligations (Note 13)	464	42
Other long-term liabilities (Note 14)	2,179	6,577

	27,634	30,230

Deferred revenue	2,913	2,359
Provision for post-employment benefits (Note 11)	3,028	4,030
Reclamation and remediation obligations (Note 12)	18,471	19,824
Debt obligations (Note 13)	99,290	—
Other long-term liabilities (Note 14)	1,191	7,343
Future income tax liability (Note 15)	124,054	141,525

	276,581	205,311

SHAREHOLDERS’ EQUITY
Share capital (Note 16)	666,278	662,949
Share purchase warrants (Note 17)	11,728	11,728
Contributed surplus (Notes 18 and 19)	30,537	25,471

Deficit	(95,482)	(14,834)
Accumulated other comprehensive income (loss) (Note 20)	(4,709)	110,956

	(100,191)	96,122

	608,352	796,270

	$884,933	$1,001,581

Issued and outstanding common shares (Note 16)	197,295,415	189,731,635

Going concern basis of accounting (Note 1)
Contingent liabilities and commitments (Note 27)
On Behalf of the Board of Directors:

“E. Peter Farmer” Director	“Catherine J. G. Stefan” Director
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars except for per share amounts)

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007

REVENUES (Note 22)	$123,184	$76,764

EXPENSES
Operating expenses	118,069	47,038
Sales royalties and capital taxes	3,117	2,301
Mineral property exploration	20,114	20,727
General and administrative	14,754	12,323
Stock option expense (Note 19)	6,062	1,382
Goodwill impairment (Note 10)	36,512	—

	198,628	83,771

Loss from operations	(75,444)	(7,007)
Other income, net (Note 21)	2,468	41,627

Income (loss) before taxes	(72,976)	34,620

Income tax recovery (expense) (Note 15):
Current	899	(3,141)
Future	(8,571)	15,765

Net income (loss) for the year	$(80,648)	$47,244

Deficit, beginning of year	$(14,834)	$(62,078)

Deficit, end of year	$(95,482)	$(14,834)

Net income (loss) for the year	$(80,648)	$47,244
Change in unrealized gain (loss) on investments	(17,884)	(6,742)
Change in foreign currency translation	(97,781)	101,354

Comprehensive income (loss) for the year	$(196,313)	$141,856

Net income (loss) per share
Basic	$(0.42)	$0.25
Diluted	$(0.42)	$0.24

Weighted-average number of shares outstanding (in thousands)
Basic	190,218	188,722
Diluted	190,218	193,613

Going concern basis of accounting (Note 1)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Year Ended	Year Ended
	December 31,	December 31,
CASH PROVIDED BY (USED IN):	2008	2007

OPERATING ACTIVITIES
Net income (loss) for the year	$(80,648)	$47,244
Items not affecting cash:
Depletion, depreciation, amortization and accretion	39,588	13,386
Goodwill impairment charge	36,512	—
Investment impairment charge	12,952	—
Stock-based compensation	6,062	1,382
Losses (gains) on asset disposals	(181)	(45,119)
Losses (gains) on restricted investments	(1,176)	(327)
Write-downs and other non-cash	9,748	2,425
Change in future income taxes	8,571	(15,765)
Foreign exchange	(15,544)	—
Net change in non-cash working capital items (Note 25)	(24,648)	(26,310)

Net cash used in operating activities	(8,764)	(23,084)

INVESTING ACTIVITIES
Acquisition of businesses, net of cash and equivalents acquired (Note 4)	—	(158,583)
Decrease in notes receivable	274	9,778
Purchase of long-term investments	(13,376)	(1,458)
Proceeds from sale of long-term investments	1,316	52,870
Expenditures on property, plant and equipment	(101,227)	(59,578)
Proceeds from sale of property, plant and equipment	4	33
Increase in restricted investments	(2,697)	(1,531)

Net cash used in investing activities	(115,706)	(158,469)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	99,547	(50)
Issuance of common shares for cash:
New share issues	6,073	102,151
Exercise of stock options and warrants	1,527	5,114

Net cash provided by financing activities	107,147	107,215

Net decrease in cash and equivalents	(17,323)	(74,338)
Foreign exchange effect on cash and equivalents	849	24,891
Cash and equivalents, beginning of year	19,680	69,127

Cash and equivalents, end of year	$3,206	$19,680

Cash and cash equivalents comprised of:
Cash	3,206	9,437
Cash equivalents	—	10,243

	$3,206	$19,680

Supplemental cash flow disclosure:
Interest paid	2,514	23
Income taxes paid	1,811	—

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise noted)
1.	GOING CONCERN BASIS OF ACCOUNTING

As a result of current economic conditions, prices and demand for our commodities may remain depressed for a prolonged period of time which may cause the Company to fully utilize its available credit facilities within the next twelve months and be in non-compliance with certain of its financial covenants. In particular, the net total debt to EBITDA (earnings before interest, tax, depreciation and amortization) ratio, as defined in the Company’s credit agreement, may not be met at December 31, 2009.

The Company is addressing the near term liquidity requirements by taking a number of steps to reduce the borrowing requirements including the temporary closure of negative cash flow operations, the deferral of exploration and development expenditures and the reduction of the Company’s workforce.

In addition the Company is pursuing the sale of certain of its interests in assets and investigating alternate debt or equity financing that will allow the Company to meet its obligations in the normal course of business. There are no assurances that additional financing will be raised and in the event that the Company sells an asset or assets that the price obtained will support the amounts reflected in these financial statements. The impact of any adjustments arising from the sale of an asset or assets, which could be material, is not reflected in these financial statements.

Until the outcome of the above matters is known there is considerable uncertainty about the appropriateness of the going concern basis of accounting.

The accounting principles used in these consolidated financial statements are applicable to a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2.	NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced and is in the form of vanadium pentoxide, or V2O5. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of the Company, is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

References to “2008” and “2007” refer to the year ended December 31, 2008 and the year ended December 31, 2007 respectively.

3.	SUMMARY OF SIGNIFICANT MINING INTERESTS AND ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). All adjustments considered necessary by management for fair presentation have been included in these financial statements. Differences between Canadian GAAP and those generally accepted accounting principles and practices in the United States (“U.S. GAAP”) that would have a significant impact on these financial statements are disclosed in Note 29.

Significant Mining Interests

The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at December 31, 2008:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake Joint Venture	Canada	22.50%
Midwest Joint Venture	Canada	25.17%
Significant Accounting Policies

The principal accounting policies and practices under Canadian GAAP followed by the Company in the preparation of these financial statements are summarized below:
a) Principles of Consolidation
These consolidated financial statements include the accounts of DMC, its subsidiaries and its share of assets, liabilities, revenues and expenses of jointly-controlled companies and unincorporated ventures proportionate to the Company’s percentage ownership or participating interest. All significant intercompany balances and transactions have been eliminated on consolidation.
The companies and ventures controlled by DMC are consolidated using the full consolidation method. Control is defined as the direct or indirect power to govern a company’s financing, investing and strategic operating policies without co-operation of others in order to benefit from its activities.
The companies and ventures jointly controlled by DMC are consolidated using the proportionate consolidation method. Joint control is deemed to exist when agreements exist that require that material changes to the operating, investing and financing policies of such company or venture be approved by a percentage of the participating interest sufficiently high enough to prevent any one participant from exercising unilateral control.
The companies and ventures in which DMC exercises significant influence over financial policy and management (“associates”) are accounted for using the equity method. In determining whether significant influence exists, the Company evaluates a number of criteria including the percentage of voting interest held, and representation on the board of directors or in senior management.
Variable Interest Entities (“VIEs”) (which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures) are consolidated by the Company if it is the primary beneficiary who will absorb the majority of the entities expected losses and / or expected residual returns.
b) Use of Estimates
The presentation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and related note disclosures. Although the Company regularly reviews the estimates and assumptions that affect these financial statements, actual results may be materially different. Significant estimates and assumptions made by management relate to the quantities and net realizable value of inventories, assumptions used in impairment testing and valuation of long-lived assets, determination of reporting units and the valuation of reporting units for goodwill determination, determination of economic lives, recoverability of and reclamation obligations for property, plant and equipment and the evaluation of post-employment benefits, future income taxes, contingent liabilities and stock-based compensation.

c) Foreign Currency Translation
The Company’s currency of measurement for its Canadian operations is the Canadian dollar. As the Company’s reporting currency is the U.S. dollar, the Company applies the current rate method for translation of the Company’s net investment in its self sustaining Canadian operations. Assets and liabilities denominated in currencies other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in currencies other than the U.S. dollar are translated at the average rate in effect during the period. Foreign currency translation gains and losses are recorded in accumulated other comprehensive income which will be recognized in the results of operations upon the dilution or other reduction in equity of the net investment.
The Company’s fully integrated subsidiaries are translated into US dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rate and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income. Realized exchange gains and losses and currency translation adjustments are included in the results of operations. Foreign currency transactions are translated using the exchange rates prevailing at the rate of exchange in effect at the date the transactions are recognized in income. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the results of operations.
d) Income Taxes
Income taxes are accounted for using the liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases using enacted or substantively enacted tax rates expected to apply to taxable income during the years in which the differences are expected to be recovered or settled. The recognition of future income tax assets such as tax losses available for carry forward are limited to the amount that is “more likely than not” to be realized.
e) Flow-Through Common Shares
The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the tax benefits of the eligible exploration expenditures incurred under this arrangement are renounced to the subscribers. In accordance with Emerging Issues Committee (“EIC”) Abstract No. 146: Flow-Through Shares applicable for flow-through financings initiated after March 19, 2004, the foregone tax benefits to the Company are recognized by reducing the proceeds received from these financings by the tax effects of the renunciation to the subscribers at the time of renunciation by the Company.
f) Cash and Equivalents
Cash and equivalents consist of cash on deposit and highly-liquid, short-term money market instruments which, on acquisition, have terms to maturity of three months or less. Cash and equivalents which are subject to restrictions that prevent its use for current purposes are classified as restricted cash and equivalents.
g) Inventories
The Company applies CICA Handbook Section 3031: Inventories which provides guidance on the determination of cost and the cost formulas that are used to assign costs to inventories.
Expenditures, including depreciation, depletion and amortization of assets, incurred in the mining and processing activities that will result in future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average cost or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.
Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred (including overburden removal and in-pit stripping costs) and removed from the stockpile based upon the average cost per ton or tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and certain mill overhead expenditures. Items are valued according to the first-in first-out method (FIFO) or at weighted average cost, depending on the type of inventory or work-in-process.
Mine and mill supplies are valued at the lower of average cost and net realizable value as measured by replacement cost.
h) Investments
Equity investments over which the Company does not exercise significant influence are accounted for as available for sale securities.
Investments in affiliates over which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and adjusted to recognize the Company’s share of earnings or losses, reduced by dividends and distributions received.
i) Property, Plant and Equipment
Plant and equipment
Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation. Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to fifteen years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense.
Mineral Property Acquisition, Exploration and Development Costs
Mineral property costs include acquisition costs relating to acquired mineral use and exploration rights and are capitalized.
Exploration and development expenditures are expensed as incurred on mineral properties not sufficiently advanced as to identify their development potential. At the point in time that a mineral property is considered to be sufficiently advanced and development potential is identified, all further expenditures for the current year and subsequent years are capitalized as incurred. These costs will include further exploration, costs of maintaining the site until commercial production, costs to initially delineate the ore body, costs for shaft sinking and access, lateral development, drift development and infrastructure development. Such costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.
Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.
Impairment of Long-Lived Assets
The Company applies CICA Handbook Section 3063: Impairment of Long-Lived Assets which provides standards for the recognition, measurement and disclosure of impairment of long-lived assets including property, plant and equipment.
Long-lived assets are assessed by management for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value and is charged to the results of operations. Fair value represents future discounted cash flows from an area of interest, including estimates of selling price and costs to develop and extract the mining assets.
j) Asset Retirement Obligations
The Company applies CICA Handbook Section 3110: Asset Retirement Obligations which provides standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.

Asset retirement obligations, any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred, if a reasonable estimate of fair value can be determined. These obligations are measured initially at fair value and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the income statement. Changes in the amount or timing of the underlying future cash flows are immediately recognized as an increase or decrease in the carrying amounts of the liability and related assets. These costs are amortized to the results of operations over the life of the asset.
The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.
k) Goodwill and Other Intangibles
Business combinations are accounted for under the purchase method of accounting whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over the fair value is recorded as goodwill and allocated to the applicable reporting unit. Goodwill is tested annually for impairment or more frequently if current events or changes in circumstances indicate that the carrying value of the goodwill of a reporting unit may exceed its fair value. A two-step impairment test is used to identify potential impairment in goodwill and to measure the amount of goodwill impairment, if any. In the first step, the fair value of a reporting unit is compared with its carrying value, including goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not undertaken. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill (determined on the same basis as the value of goodwill is determined in a business combination) is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.
l) Post-Employment Benefits
The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired on immediate pension from active service prior to 1997. The estimated cost of providing these benefits was actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group.
m) Revenue Recognition
Revenue from the sale of uranium concentrate to customers is recognized when title to the product passes to the customer, delivery is effected by book transfer and price is reasonably determinable.
Revenue from alternate feed process milling is recognized as material is processed, in accordance with the specifics of the applicable processing agreement. In general, the Company collects a recycling fee for receipt of the material and/or receives the proceeds from the sale of any uranium concentrate and other metals produced. Deferred revenues represent processing proceeds received on delivery of materials but in advance of the required processing activity.
Revenue on decommissioning contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.
Management fees earned from UPC are recognized as earned on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC is recognized on the date when title passes to UPC.
Revenues are recognized only to the extent they are reasonably considered to be collectible.
n) Stock-Based Compensation
CICA Handbook Section 3870: Stock-Based Compensation and Other Stock-Based Payments (“Section 3870”) establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Section 3870 requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. The fair value of stock options granted is recognized on a straight-line basis over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.
o) Earnings (Loss) per Share
Basic earnings (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding for the period. The Company follows the “treasury stock” method in the calculation of diluted earnings per share. Under this method, the calculation of diluted earnings per share assumes that the proceeds to be received from the exercise of “in the money” stock options and warrants are applied to repurchase common shares at the average market price for the period. The calculation of diluted loss per share does not meet this assumption as the result would be anti-dilutive.
p) Financial Instruments — Recognition and Measurement / Presentation and Disclosure
Financial assets and financial liabilities are recognized on the Consolidated Balance Sheet when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are required to be measured at fair value on initial recognition except for certain financial instruments that arise in related party transactions. Measurement in subsequent periods is dependent upon the classification of the financial instrument as held-for-trading, available-for-sale, loans and receivables, held-to-maturity, or other financial liabilities. The held-for-trading classification is applied when an entity is “trading” in an instrument or alternatively the standard permits that any financial instrument be irrevocably designated as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the initial fair value of the related financial instrument.
Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized on the Consolidated Statement of Operations and Deficit. Financial assets classified as available-for-sale are measured at fair value with changes in those fair values recognized in other comprehensive income. Financial assets classified as loans and receivables, held to maturity or other financial liabilities are measured at amortized cost using the effective interest rate method of amortization. Where a financial asset classified as held-to-maturity or available-for-sale has a loss in value which is considered to be other than temporary, the loss is recognized in the results of operations.
For financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Interest expense is recorded using the effective interest method.
The Company has implemented the following classifications:
•	Cash and equivalents are classified as held-for-trading and any period change in fair value is recorded through the results from operations.
•
Trade and other receivables and Notes receivable are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income, as applicable.

•
Investments are classified as available-for-sale and any period change in fair value is recorded through other comprehensive income. Where the investment experiences an other-than temporary decline in value, the loss is recognized in the results of operations.

•
Accounts payable and accrued liabilities and Debt obligations are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest expense is recorded in other income, as applicable.

New Accounting Standards Adopted
The Company adopted the following new accounting standards issued by the CICA Handbook effective January 1, 2008:
a)
CICA Handbook Section 1400 “General Standards of Financial Statement Presentation” which was amended to include a requirement that management make an assessment of an entity’s ability to continue as a going concern when preparing financial statements.

b)
CICA Handbook Section 3031 “Inventories” which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. There was no impact to the Company’s financial results from adopting this standard.

c)
CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks (see note 26).

d)
CICA Handbook Section 1535 “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital (see note 26).

Accounting Standards Issued but not yet Adopted
The CICA has issued the following accounting standards effective for the fiscal years beginning on or after January 1, 2009:
a)
CICA Handbook Section 3064 “Goodwill and intangible assets” provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. This standard is effective for fiscal years beginning on or after October 1, 2008 and requires retroactive application to prior period financial statements. The Company has evaluated the impact of this new standard for adoption on January 1, 2009 and does not expect any significant impact on its consolidated financial statements.

b)
CICA Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace the former CICA 1581 “Business Combinations” and CICA 1600 “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No.141(R) “Business Combinations” and No.160 “Non-Controlling Interests in Consolidated Financial Statements”. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011 although early adoption is permitted. CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.

c)
Emerging Issues Committee Abstract 173 “Credit risk and the fair value of financial assets and financial liabilities requires the Company to consider its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is effective for years beginning after January 1, 2010.

Comparative Numbers
Certain classifications of the comparative figures have been changed to conform to those used in the current period.
4.	ACQUISITIONS

Acquisition of OmegaCorp Limited (“OmegaCorp”)

Effective August 1, 2007, the Company acquired 100% of the common shares of OmegaCorp, an exploration and development company. The cost of this investment, which was settled in cash, was $167,204,000.

The allocation of the purchase price for OmegaCorp is summarized below.

OmegaCorp
Fair Value
August 1,
(in thousands)	2007

Cash and equivalents	$8,621
Trade and other receivables	243
Long-term investments	3,022
Property, plant and equipment
Plant and equipment	199
Mineral properties	208,088

Total assets	220,173

Accounts payable and accrued liabilities	947
Future income tax liability	52,022

Total liabilities	52,969

Net assets purchased	$167,204

OmegaCorp’s assets and liabilities were measured at their individual fair values as of August 1, 2007. The majority of the fair value has been allocated to the Mutanga project mineral property resources included in the property, plant and equipment value above. In arriving at these fair values, management has made assumptions, estimates and assessments at the time these fair values were prepared. The future income tax liability as a result of these fair value adjustments has been estimated based on the statutory income tax rate that was in effect at the time of the acquisition. In Zambia, the income tax rate used in the estimate was 25%.
In 2008, the Zambian government enacted legislation increasing the income tax rate for mining companies from 25% to 30%. The impact of this change on OmegaCorp’s future tax liability has been recorded in the statement of operations.
5.	INVENTORIES

The inventories balance consists of:

	December 31,	December 31,
(in thousands)	2008	2007

Uranium concentrates and work-in-progress	$12,378	$8,344
Vanadium concentrates and work-in-progress	4,445	—
Inventory of ore in stockpiles	26,841	19,289
Mine and mill supplies	6,085	3,288

	$49,749	$30,921

Inventories:
Current	$44,733	$30,921
Long-term — ore in stockpiles	5,016	—

	$49,749	$30,921

Long-term ore in stockpile inventory represents an estimate of the amount of pounds on the stockpile in excess of the next twelve months of planned mill production. Operating expenses are predominantly cost of sales and include a write down of $9,500,000 relating to the net realizable value of the Company’s vanadium inventory.

6.	INVESTMENTS

The investments balance consists of:

	December 31,	December 31,
(in thousands)	2008	2007

Investments
Available for sale securities at fair value (1)	$10,691	$34,437

	$10,691	$34,437

Investments:
Current	—	13,930
Long-term	10,691	20,507

	$10,691	$34,437

(1)
For accounting purposes, effective January 1, 2007, investments are carried at fair value on the balance sheet. The adjustments to fair value have been reflected in other comprehensive income net of tax.

Investments
At December 31, 2008, investments consist of equity instruments of six publicly-traded companies at a fair value of $10,691,000 (December 31, 2007: $34,437,000).
During 2008, the Company acquired additional equity interests in investments at a cost of $13,376,000 (2007: $1,458,000).
During 2008, the Company purchased 5,465,000 units of Uranerz Energy Corporation (“Uranerz”) for $13,329,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional share of Uranerz for a period of 24 months (subject to acceleration under certain conditions) at an exercise price of US$3.50 per share.
Due to the significant decline in the market value of the Company’s investments during the fourth quarter of 2008, the Company has taken impairment charges of $7,602,000 on its investment in Uranerz and $5,350,000 on its investment in Energy Metals Limited (see Note 21).
During 2008, the Company sold equity interests in several public companies for cash consideration of $1,316,000. The resulting gain has been included in net other income in the statement of operations (see note 21).
During 2007, the Company sold 1,152,000 common shares of Energy Metals Corp (“EMC”) for cash consideration of approximately $17,447,000 (CDN$18,754,000). The resulting gain has been included in net other income in the statement of operations (see note 21). The Company no longer holds a common share interest in EMC.
Investments in affiliates
During 2007, the Company sold its remaining 30,598,750 common share interest of Fortress Minerals Corp. (“Fortress”) for cash consideration of approximately $35,413,000 (CDN$38,067,000). The resulting gain has been included in net other income in the statement of operations (see note 21).
The Company’s investment in Fortress has been subject to varying degrees of ownership interest. These financial statements include the accounts of Fortress Minerals Corp. on an equity method basis for the six month period up to June 30, 2007. The equity method was discontinued subsequent to June 30, 2007 and the appropriate portion of the cumulative equity accounting adjustments were recognized as part of the gain referred to above.

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	December 31,	December 31,
(in thousands)	2008	2007

Cost, net of write-downs
Plant and equipment
Mill and mining related	$169,971	$135,375
Environmental services and other	2,439	2,742
Mineral properties	590,758	609,569

	763,168	747,686

Accumulated depreciation and amortization
Plant and equipment
Mill and mining related	16,938	9,182
Environmental services and other	1,146	843
Mineral properties	27,651	9,838

	45,735	19,863

Property, plant and equipment, net	$717,433	$727,823

Net book value
Plant and equipment
Mill and mining related	$153,033	$126,193
Environmental services and other	1,293	1,899
Mineral properties	563,107	599,731

	$717,433	$727,823

The carrying values of the Company’s plant and equipment and mineral properties are tested for impairment when conditions warrant. In view of the current market volatility, the Company has reviewed all of its plant and equipment and mineral properties for impairment using long-term estimated prices and exchange rates. The Company will continue to monitor these assets for impairment.
Plant and Equipment — Mill and Mining Related
The Company has a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. Mined ore from these mines is processed at the White Mesa mill.
The Company has a 22.5% interest in the McClean Lake mill and mines located in the Athabasca Basin of Saskatchewan, Canada. The McClean Lake mill achieved commercial production levels on November 1, 1999 and has been constructed to process ore from the McClean Lake mine as well as other deposits in the area. A toll milling agreement has been signed with the participants in the Cigar Lake joint venture that provides for the processing of a substantial portion of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of future toll milling revenue.
Plant and Equipment — Environmental Services and Other
The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties
The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. The most significant of these interests are as follows:
Canada
The Company has a 22.5% interest in the McClean Lake project and a 25.17% interest in the Midwest project located in the Athabasca Basin of Saskatchewan, Canada. These projects are in the development stage and were acquired by the Company in 2006, along with some other exploration projects, as part of the DMI acquisition.
Other significant mineral property interests that the Company has in Canada include:
a)	Moore Lake — the Company has a 75% interest in the project (located in the Athabasca Basin) subject to a 2.5% net smelter return royalty;
b)
Wheeler River — in October 2004, the Company entered into an option agreement with its joint venture partners to earn a further 20% ownership interest in the Wheeler project by funding CDN$7,000,000 in exploration expenditures over the next 6 years. During 2007, the Company fulfilled its obligations under the option agreement and increased its ownership interest in the project from 40% to 60%;

c)
Wolly — In October 2004, the Company entered into an option agreement with its joint venture partners to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at December 31, 2008, the Company has incurred a total of CDN$3,822,000 towards this option and has earned a 13.0% ownership interest in the project under the phase-in ownership provisions of the agreement; and

d)
Park Creek — In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over two years to earn an additional 26% interest. As at December 31, 2008, the Company has incurred a total of CDN$3,341,000 towards the option and has earned a 49% ownership interest in the project under the phase-in ownership provisions of the agreement.

United States
During 2008 and 2007, the Company commenced mining activities through the re-opening of some of its U.S. mines in Colorado, Utah and Arizona which had been shut down since 1999.
In March 2007, the Company acquired certain uranium deposits located in the Arizona Strip district in northeastern Arizona for cash consideration of $5,500,000 (excluding transaction costs) plus a 1% royalty.
In January 2007, the Company completed a mineral property acquisition in the Henry Mountains district by issuing an additional 103,000 shares at a value of $947,000 (see note 16).
Mongolia
The Company has a 70% interest in and is the managing partner of the Gurvan Saihan Joint Venture in Mongolia. The results of the Gurvan Saihan Joint Venture have been included in these financial statements on a consolidated basis since the Company exercises control.
Zambia
In August 2007, the Company acquired certain uranium deposits located in Zambia in conjunction with its purchase of OmegaCorp. The deposits, which are part of the Mutanga project, were acquired at a fair value of $208,088,000 (see note 4). The fair value amount includes $52,022,000 associated with the future tax liability at the time of the acquisition.
8.	RESTRICTED CASH AND EQUIVALENTS

The Company has certain restricted cash and equivalents deposited to collateralize its reclamation and certain other obligations. The restricted cash and equivalents balance consists of:

	December 31,	December 31,
(in thousands)	2008	2007

U.S. mill and mine reclamation	$19,745	$15,849
Elliot Lake reclamation trust fund	1,541	1,948

	$21,286	$17,797

U.S. Mill and Mine Reclamation
The Company has cash and cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona and the U.S, Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. In 2008, the Company deposited an additional $2,123,000 into its collateral account (2007: $982,000).
Elliot Lake Reclamation Trust Fund
The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective September 30, 1994 (“Agreement”) with the Governments of Canada and Ontario. The Agreement requires the Company to deposit 90% of cash flow, after deducting permitted expenses, into the Reclamation Trust Fund. A subsequent amendment to the Agreement provides for the suspension of this obligation to deposit 90% of cash flow into the Reclamation Trust Fund, provided funds are maintained in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs. In 2008, the Company withdrew $603,000 (CDN$643,000) (2007: $468,900 (CDN$503,500)) and deposited an additional $497,000 (CDN$530,000) into the Elliot Lake Reclamation Trust Fund (2007: $514,000 (CDN$552,000)).
9.	INTANGIBLES

A continuity summary of intangibles is presented below:

	December 31,	December 31,
(in thousands)	2008	2007

Intangibles, beginning of year	$6,979	$10,844

Fair value allocation adjustments	—	(4,279)
Amortization	(900)	(958)
Foreign exchange	(1,101)	1,372

Intangibles, end of year	$4,978	$6,979

Intangibles, by item:
UPC management contract	4,557	6,495
Urizon technology licenses	421	484

	$4,978	$6,979

UPC Management Contract
The UPC management contract is associated with the acquisition of DMI in 2006. The initial fair value of $10,481,000 was determined using a discounted cash flow approach after taking into account an appropriate discount rate. In 2007, the Company adjusted the fair value of the contract by $4,279,000 and adjusted the estimated useful life of the contract to 8 years. The contract is being amortized over its 8 year estimated useful life. The fair value adjustment (net of future tax effects) has been reclassified to goodwill.
Urizon Technology Licenses
The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. (“NFS”) (the “Urizon” joint venture) to pursue an alternate feed program for the White Mesa mill. NFS contributed its technology license to the joint venture while the Company contributed $1,500,000 in cash together with its technology license. The accounts of Urizon have been included in the Company’s consolidated financial statements on a proportionate consolidation basis. The joint venture has no cash flows arising from investing or financing activities.
This Urizon technology license is being amortized over an estimated useful life of 12 years and represents the Company’s 50% interest in Urizon’s technology licenses.

10.	GOODWILL

A continuity summary of goodwill is presented below:

	December 31,	December 31,
(in thousands)	2008	2007

Goodwill, beginning of year	$122,330	$102,841

Fair value allocation adjustments	—	1,314
Impairment charge	(36,512)	—
Foreign exchange	(22,578)	18,175

Goodwill, end of year	$63,240	$122,330

Goodwill, by business unit:
Canada mining segment	$63,240	$122,330

The Company’s acquisition of DMI was accounted for using the purchase method. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill. Under GAAP, goodwill is not amortized and is tested annually for impairment. The goodwill has been allocated to the Company’s Canadian mining segment.
In 2008, the Company experienced adverse economic conditions and depressed uranium and vanadium prices. Based on management’s revised outlook, the Company recorded an impairment charge of $36,512,000 representing the carrying value of the goodwill in excess of fair value. Fair value was determined by using estimated future net cash flows which included estimated recoverable reserves, future consensus prices, future foreign exchange rates and estimated operating and capital costs.
In 2007, the Company finalized the purchase price allocation associated with its acquisition of DMI resulting in an increase in goodwill of $1,314,000.
11.	POST-EMPLOYMENT BENEFITS

The Company provides post employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post employment benefits are provided to employees outside the employee group referenced above. The post employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is December 1, 2008. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below.

Discount rate	7.50%
Initial medical cost growth rate per annum	11.00%
Medical cost growth rate per annum decline to	5.00%
Year in which medical cost growth rate reaches its final level	2014
Dental cost growth rate per annum	4.00%

A continuity summary of post-employment benefits is presented below:

	December 31,	December 31,
(in thousands)	2008	2007

Post-employment liability, beginning of year	$4,434	$3,971
Benefits paid	(338)	(432)
Interest cost	194	215
Amortization of experience gain	(127)	—
Foreign exchange	(806)	680

Post-employment liability, end of year	$3,357	$4,434

Post-employment liability:
Accrued benefit obligation	$3,157	$4,434
Unamortized experience gain	200	—

Post-employment liability, end of year	$3,357	$4,434

Post-employment benefits liability by duration:
Current	$329	$404
Non-current	3,028	4,030

	$3,357	$4,434

The unamortized experience gain is being amortized on a straight-line basis over the average life expectancy of the retiree group of 10.7 years as at the December 1, 2008 actuarial valuation.
12.	RECLAMATION AND REMEDIATION OBLIGATIONS

A continuity summary of reclamation and remediation obligations is presented below:

	December 31,	December 31,
(in thousands)	2008	2007

Reclamation obligations, beginning of year	$20,389	$18,447
Accretion	1,996	1,364
Expenditures incurred	(849)	(436)
Liability adjustments	(339)	(449)
Foreign exchange	(1,851)	1,463

Reclamation obligations, end of year	$19,346	$20,389

Site restoration liability by location:
U.S. Mill and Mines	$11,436	$10,467
Elliot Lake	6,734	8,319
McLean Lake and Midwest Joint Ventures	1,176	1,603

	$19,346	$20,389

Site restoration liability :
Current	$875	$565
Non-current	18,471	19,824

	$19,346	$20,389

Site Restoration: U.S. Mill and Mines
The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The current estimate for the White Mesa mill and U.S. mines are $8,892,000 and $2,544,000, respectively. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted at 7.5%. The undiscounted amount of estimated future reclamation costs is $23,717,000.
Site Restoration: Elliot Lake
The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 7.5%. The undiscounted amount of estimated future reclamation costs is $39,020,000.
Spending on restoration activities at the Elliot Lake site are funded from monies in the Elliot Lake Reclamation Trust fund (Note 8).
Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture
The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 7.5%. The undiscounted amount of estimated future reclamation costs is $14,035,000.
Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province. The Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment totalling CDN$8,064,000.
13.	DEBT OBLIGATIONS

Debt obligations consist of:

	At December 31	At December 31
(in thousands)	2008	2007

Revolving line of credit	$99,998	$—
Deferred debt issue costs	(769)	—
Notes payable and other financing	525	42

	$99,754	$42

Other long-term liabilities:
Current	464	42
Non-current	99,290	—

	$99,754	$42

Revolving Line of Credit
In July 2008, the Company put in place a $125,000,000 revolving term credit facility with the Bank of Nova Scotia. The facility is repayable in full on June 30, 2011.
The borrower under the facility is DMI and DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of DMC’s material U.S subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property.

The Company is required to maintain certain financial covenants on a consolidated basis.
Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees. The weighted average interest rate paid by the Company during 2008 was 4.48%.
As at December 31, 2008, the Company has drawn $99,998,000 under the facility. It had also deferred $1,078,000 (CDN$1,122,000) of incremental costs associated with its set-up. These costs are being amortized over the three year term of the facility.
Scheduled Debt Obligation Maturities
The table below represents currently scheduled maturities of debt obligations over the next 5 years

(in thousands)

2009	$464
2010	16
2011	100,014
2012	16
2013	13
2014 and thereafter	—
14.	OTHER LONG-TERM LIABILITIES
Other long-term liabilities consist of:

	At December 31	At December 31
(in thousands)	2008	2007

Unamortized fair value of sales contracts	$2,429	$12,812
Unamortized fair value of toll milling contracts	821	1,008
Other	120	100

	$3,370	$13,920

Other long-term liabilities:
Current	2,179	6,577
Non-current	1,191	7,343

	$3,370	$13,920

Unamortized fair values of sales contracts are amortized to revenue as deliveries under the applicable contracts are made.

15.	INCOME TAXES
The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. A reconciliation of the combined Canadian federal and provincial income tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2008	2007

Combined basic tax rate	33.5%	36.0%

Income (loss) before taxes	$(72,976)	$34,620

Income tax expense (recovery) at basic tax rate	(24,447)	12,465
Non-deductible amounts	19,597	796
Non-taxable amounts	(9,138)	(8,712)
Flow through shares renounced	(5,267)	—
Difference in foreign tax rates	504	748
Change in valuation allowance	14,083	(4,227)
Impact of legislative changes	10,738	(10,797)
Other	1,602	(2,897)

Tax expense (recovery) per consolidated financial statements	$7,672	$(12,624)

The tax effects of temporary differences resulting in future income tax assets and future income tax liabilities are presented below:

	December 31,	December 31,
(in thousands)	2008	2007

Future income tax assets:
Inventory	$3,515	$—
Property, plant and equipment, net	9,202	9,755
Long-term investments	1,220	—
Intangibles	—	106
Deferred revenue	—	944
Post-employment benefits	960	1,208
Reclamation and remediation obligations	6,160	2,271
Other long-term liabilities	890	3,732
Tax loss carryforwards	12,566	1,735
Other	4,942	3,347

	39,455	23,098

Future income tax liability:
Inventory	(2,802)	(3,492)
Long-term investments	(580)	(4,517)
Property, plant and equipment, net	(136,754)	(146,764)
Intangibles	(1,247)	(1,770)
Other	(756)	—

Future tax liabilities — net	(102,684)	(133,445)

Valuation allowance	(21,370)	(8,080)

Net future income tax liabilities	$(124,054)	$(141,525)

Management believes that sufficient uncertainty exists regarding the realization of certain future income tax assets and liabilities that a valuation allowance is required.

At December 31, 2008, the Company had the following non-capital loss carry-forwards available for tax purposes:

	Amount
Country	(in thousands)	Expiry

Australia	$1,278	Unlimited
Canada	3,511	2028
Mongolia	358	2009-2010
United States	20,346	2018-2028
Zambia	3,653	2011-2013
The tax benefit of the above Canadian, Mongolian, United States and Zambian non-capital loss carry-forwards has not been recognized in the financial statements.
16.	SHARE CAPITAL
Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2006	178,142,682	$548,069

Issued for cash:
New issue gross proceeds	10,114,995	105,419
New issue gross issue costs	—	(3,268)
Exercise of stock options	1,367,962	5,102
Exercise of share purchase warrants	2,592	12
Issued for mineral property acquisition	103,000	947
Fair value of stock options exercised	—	6,663
Fair value of share purchase warrants exercised	—	5
Other	404	—

	11,588,953	114,880

Balance at December 31, 2007	189,731,635	$662,949

Issues for cash
New issue gross proceeds	7,275,000	6,469
New issue gross issue costs	—	(396)
Exercise of stock options	288,780	1,527
Renunciation of flow-through share liability	—	(5,267)
Fair value of stock options exercised	—	996

	7,563,780	3,329

Balance at December 31, 2008	197,295,415	$666,278

New Issues
In December 2008, the Company completed a private placement of 7,275,000 flow-through common shares at a price of CDN$1.10 per share for gross proceeds of $6,469,000 (CDN$8,002,500). The income tax benefits of this issue were renounced to the subscribers in February 2009.
In April 2007, the Company completed a private placement of 1,104,295 flow-through common shares at a price of CDN$16.30 per share for gross proceeds of $15,572,000 (CDN$18,000,000). The income tax benefits of this issue were renounced to the subscribers in February 2008.
In January 2007, the Company completed a private placement of 9,010,700 common shares at a price of CDN$11.75 per share for gross proceeds of $89,847,000 (CDN$105,876,000).

Acquisition Related Issues
In January 2007, the Company issued 103,000 common shares at a price of CDN$10.81 per share for a total value of $947,000 (CDN$1,113,000) as part of the acquisition of a U.S. uranium property (see note 7).
Flow-Through Share Issues
The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company.
As at December 31, 2008, the Company has fully met its CDN$18,000,000 April 2007 flow-through share obligation. As at December 31, 2008, the Company has not yet spent any significant monies against its CDN$8,002,500 December 2008 flow-through share obligation.
17.	SHARE PURCHASE WARRANTS
A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and associated dollar amount is presented below:

	Weighted Average	Number of	Fair
	Exercise Price	Common Shares	Value
(in thousands except share amounts)	Per Share (CDN$)	Issuable	Amount

Balance outstanding at December 31, 2006	8.70	9,567,507	$11,733

Warrants exercised in 2007	5.21	(2,592)	(5)

Balance outstanding at December 31, 2007 and December 31, 2008	8.70	9,564,915	$11,728

Balance exercisable at December 31, 2007 and December 31, 2008	8.70	9,564,915	$11,728

Balance of common shares issuable by warrant series
November 2004 series (1)		3,156,915	5,898
March 2006 series (2)		6,408,000	5,830

Balance outstanding at December 31, 2007 and December 31, 2008		9,564,915	$11,728

(1)
The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009.

(2)
The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011.

18.	CONTRIBUTED SURPLUS
A continuity summary of contributed surplus is presented below:

	December 31,	December 31,
(in thousands)	2008	2007

Balance, beginning of year	$25,471	$30,752

Stock-based compensation expense (note 19)	6,062	1,382
Fair value of stock options exercised	(996)	(6,663)

Balance, end of year	$30,537	$25,471

19.	STOCK OPTIONS
The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at December 31, 2008, an aggregate of 10,307,410 options have been granted (less cancellations) since the Plan’s inception in 1997.
Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.
A continuity summary of the stock options of the Company granted under the Plan is presented below:

		2008		2007
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Number of	Price per	Number of	Price per
	Common	Share	Common	Share
	Shares	(CDN $)	Shares	(CDN $)

Stock options outstanding, beginning of year	5,961,354	$7.27	6,648,316	$6.23
Granted	3,093,000	7.57	717,000	11.19
Exercised	(288,780)	5.30	(1,367,962)	4.21
Forfeitures — voluntary	(2,415,490)	8.49	—	—
Expired	(813,700)	6.54	(36,000)	10.74

Stock options outstanding, end of the year	5,536,384	$7.11	5,961,354	$7.27

Stock options exercisable, end of year	4,864,301	$7.33	5,520,872	$6.96

A summary of stock options outstanding of the Company at December 31, 2008 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
	Contractual	Number of	Price per
Range of Exercise Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.37 to $4.87	5.42	1,217,575	$2.01
$5.02 to $8.50	5.99	1,866,799	5.49
$10.08 to $15.30	1.05	2,452,010	10.87

Stock options outstanding, end of year	3.68	5,536,384	$7.11

A summary of stock options outstanding of the Company at December 31, 2007 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
	Contractual	Number of	Price per
Range of Exercise Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.88 to $4.87	6.48	1,044,555	$2.14
$5.02 to $7.53	7.28	2,225,799	5.29
$10.08 to $15.30	2.10	2,691,000	10.89

Stock options outstanding, end of year	4.80	5,961,354	$7.27

Options outstanding at December 31, 2008 expire between May 2009 and October 2016.
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the year:

	2008	2007
Risk-free interest rate	2.58% – 3.29%	3.95% to 4.46%
Expected stock price volatility	52.2% – 61.7%	46.4% – 63.0%
Expected life	2.1 – 3.5 years	2.1 – 3.5 years
Expected forfeitures	—	—
Expected dividend yield	—	—
Fair value per share under options granted	CDN$0.63 – CDN$4.49	CDN$3.18 – CDN$5.32
Stock-based compensation would be allocated as follows in the consolidated statement of operations:

(in thousands)	2008	2007

Operating expenses	$599	$423
Mineral property exploration	591	236
General and administrative	4,872	723

	$6,062	$1,382

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. During 2008, 2,415,490 stock options were voluntarily forfeited. These were accounted for as cancelled and the remaining associated fair value of $5,250,000 has been expensed. At December 31, 2008, the Company had an additional $1,254,000 in stock-based compensation expense to be recognized periodically to May 2011.
20.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
A continuity summary of accumulated other comprehensive income (loss) is as follows:

(in thousands)	2008	2007

Cumulative foreign currency translation gain (loss)
Balance, beginning of year	$92,856	$(8,498)
Change in foreign currency translation	(97,781)	101,354

Balance, end of year	(4,925)	92,856

Unrealized gains on investments
Balance, beginning of year	18,100	—
Unrealized gains as at January 1, 2007, net of tax (1)	—	24,842
Net increase (decrease) in unrealized gains, net of tax (2)	(17,884)	(6,742)

Balance, end of year	216	18,100

Accumulated other comprehensive income (loss), end of year	$(4,709)	$110,956

(1)	Reflects the adoption of CICA Section 3855 on January 1, 2007.

(2)
Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement. During 2008, approximately $196,000 of gains from asset disposals and $12,952,000 of other than temporary losses were realized and reclassified to the income statement within “Other income, net”.

21.	OTHER INCOME, NET
The elements of other income, net in the statement of operations is as follows:

(in thousands)	2008	2007

Interest income, net of fees	$1,114	$5,694
Interest expense	(2,652)	(29)
Gains (losses) on:
Foreign exchange	15,544	(9,671)
Land, plant and equipment	125	(18)
Investment disposals	196	45,115
Investment other than temporary losses	(12,952)	—
Restricted cash and equivalents	1,176	536
Other	(83)	—

Other income (expense), net	$2,468	$41,627

22.	SEGMENTED INFORMATION
Business Segments
The Company operates in two primary segments — the mining segment and the corporate and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The corporate and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

For 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	52,698	61,995	—	—	8,491	123,184

Expenses
Operating expenses	44,432	67,612	—	—	6,025	118,069
Sales royalties and capital taxes	3,016	—	—	—	101	3,117
Mineral property exploration	11,953	298	3,079	4,784	—	20,114
General and administrative	—	—	—	—	14,754	14,754
Stock option expense	—	—	—	—	6,062	6,062
Goodwill impairment	36,512	—	—	—	—	36,512

	95,913	67,910	3,079	4,784	26,942	198,628

Income (loss) from operations	(43,215)	(5,915)	(3,079)	(4,784)	(18,451)	(75,444)

Revenues — supplemental:
Uranium concentrates	52,698	61,890	—	—	—	114,588
Environmental services	—	—	—	—	5,562	5,562
Management fees and commissions	—	—	—	—	2,929	2,929
Alternate feed processing and other	—	105	—	—	—	105

	52,698	61,995	—	—	8,491	123,184

Long-lived assets:
Property, plant and equipment
Plant and equipment	78,223	73,859	669	282	1,293	154,326
Mineral properties	289,637	43,324	223,456	6,690	—	563,107
Intangibles	—	422	—	—	4,556	4,978
Goodwill	63,240	—	—	—	—	63,240

	431,100	117,605	224,125	6,972	5,849	785,651

For 2007, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	32,915	34,736	—	—	9,113	76,764

Expenses
Operating expenses	27,012	14,598	—	—	5,428	47,038
Sales royalties and capital taxes	2,215	—	—	—	86	2,301
Mineral property exploration	16,402	126	—	4,067	132	20,727
General and administrative	—	—	—	—	12,323	12,323
Stock option expense	—	—	—	—	1,382	1,382

	45,629	14,724	—	4,067	19,351	83,771

Income (loss) from operations	(12,714)	20,012	—	(4,067)	(10,238)	(7,007)

Revenues — supplemental:
Uranium concentrates	32,915	32,210	—	—	—	65,125
Environmental services	—	—	—	—	4,723	4,723
Management fees and commissions	—	—	—	—	4,390	4,390
Alternate feed processing and other	—	2,526	—	—	—	2,526

	32,915	34,736	—	—	9,113	76,764

Long-lived assets:
Property, plant and equipment
Plant and equipment	86,810	38,981	314	88	1,899	128,092
Mineral properties	369,066	18,601	209,694	2,370	—	599,731
Intangibles	—	484	—	—	6,495	6,979
Goodwill	122,330	—	—	—	—	122,330

	578,206	58,066	210,008	2,458	8,394	857,132

Revenue Concentration
The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. During 2008, four customers accounted for approximately 68% of total revenues. During 2007, three customers accounted for approximately 91% of total revenues.
23.	RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.

From time to time, the Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income. As at December 31, 2008 and December 31, 2007, there were no drawn amounts outstanding under these facilities.
In 2008, the Company sold 50,000 pounds of U3O8 to UPC at a price of $64.50 per pound for total consideration of $3,225,000. In 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.
The following transactions were incurred with UPC for the periods noted:

(in thousands)	2008	2007

Revenue
Uranium sales	$3,225	$9,750
Management fees (including expenses)	1,695	2,301
Commission fees on purchase and sale of uranium	1,234	2,089
Other income (expense):
Loan interest under credit facility	—	202
Standby fee under credit facility	—	9

	$6,154	$14,351

At December 31, 2008, accounts receivable includes $130,000 (2007: $377,000) due from UPC with respect to the fees indicated above.
Other
During 2008 and 2007, the Company had the following additional related party transactions:
a)	In 2007, the Company sold 16,562,500 shares of Fortress to a company associated with the Chairman of the Company for gross proceeds of approximately CDN$20,703,000;
b)
Management and administrative service fees of $162,000 (2007: $251,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At December 31, 2008, an amount of nil (2007: $9,000) was due to this company; and

c)	In 2007, the Company provided executive and administrative services to Fortress and charged an aggregate of $69,000 for such services.
24.	JOINT VENTURE INTERESTS
The Company conducts a substantial portion of its production and exploration activities through joint ventures. The joint ventures allocate production and exploration expenses to each joint venture participant and the participant derives revenue directly from the sale of such product. The Company records its proportionate share of assets, liabilities and operating costs of the joint ventures.

A summary of joint venture information is as follows:

(in thousands)	2008	2007

Operating expenses	$43,779	$26,179
Mineral property exploration	14,168	14,009
General and administrative	214	63
Net other income	(40)	(46)

Loss for the year before taxes	58,121	40,205

Current assets	15,718	21,044
Property, plant and equipment
Plant and equipment	77,669	85,997
Mineral properties	296,307	371,437
Intangibles	421	484
Current liabilities	4,176	4,177
Long-term liabilities	2,096	2,712

Net investment in joint ventures	$383,843	$472,073

25.	SUPPLEMENTAL CASH FLOW INFORMATION
The net change in non-cash working capital items is as follows:

(in thousands)	2008	2007

Decrease (increase) in non-cash working capital items:
Trade and other receivables	$23,812	$(28,443)
Inventories	(51,099)	(9,468)
Prepaid expenses and other current assets	136	(687)
Accounts payable and accrued liabilities	3,136	14,636
Reclamation and remediation obligations	(849)	(436)
Deferred revenue	554	(1,480)
Post-employment benefits	(338)	(432)

Net change in non-cash working capital items	$(24,648)	(26,310)

26.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS
Capital Management
The Company’s capital includes debt and shareholder’s equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities. As at December 31, 2008, the Company is not subject to externally imposed capital requirements (other than the financial covenants relating to the revolving credit facility) and there has been no change with respect to the overall capital risk management strategy.
The total capital as at December 31, 2008 and 2007 is calculated as follows:

(in thousands)	2008	2007

Debt obligations — current and long-term	$99,754	$42
Less: Cash and equivalents	(3,206)	(19,680)

Adjusted net debt (cash)	96,548	(19,638)

Shareholders’ Equity	608,352	796,270

Adjusted net debt to Shareholders’ Equity ratio	15.9%	—

The debt obligations increased during the year to finance the Company’s ongoing mine development and exploration programs.

Fair Values of Financial Instruments
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.
(a) Credit Risk
Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations. The Company’s credit risk is related to trade receivables in the ordinary course of business, cash and cash equivalents and investments. The Company sells uranium exclusively to large organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Cash and cash equivalents are in place with major financial institutions and the Canadian and US government. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.
(b) Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. The Company has in place a three year term revolving credit facility in the amount of US$125,000,000 to meet its cash flow needs (see note 13).
The maturities of the Company’s financial liabilities are as follows:

	Within 1	1 to 5
(in thousands)	Year	Years

Accounts payable and accrued liabilities	$23,787	$—
Debt obligations (Note 13)	464	100,059

	$24,251	$100,059

(c) Currency Risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows. Financial instruments that impact the Company’s operations or other comprehensive income due to currency fluctuations include: non United States dollar denominated cash and cash equivalents, accounts receivable, accounts payable, long-term investments and bank debt.
The sensitivity of the Company’s operations and other comprehensive income due to changes in the exchange rate between the Canadian dollar and its Zambian kwacha functional currencies and its United States dollar reporting currency as at December 31, 2008 is summarized below:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Canadian dollar
10% increase in value	$(924)	$41,561
10% decrease in value	$924	$(41,561)
Zambian kwacha
10% increase in value	$(5,429)	$(5,429)
10% decrease in value	$5,429	$5,429

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.

(d) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during 2008 on its outstanding borrowings was 4.48%.
An increase in interest rates of 100 basis points (1 percent) would have increased the amount of interest expense recorded in 2008 by approximately $624,000.
(e) Price Risk
The Company is exposed to price risk on the commodities which it produces and sells. The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.
The sensitivity analyses below have been determined based on the exposure to commodity price risk and equity price risk at December 31, 2008:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Commodity price risk
10% increase in uranium prices (2)	$5,906	$5,906
10% decrease in uranium prices (2)	$(5,906)	$(5,906)
Equity price risk
10% increase in equity prices	$—	$1,069
10% decrease in equity prices	$—	$(1,069)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.

(2)
The Company is exposed to fluctuations in both the spot price and long-term price of uranium as a result of the various pricing formulas in the uranium contracts. The above sensitivity analysis is prepared using the 12 month average actual realized price and adjusting the uranium pricing formulas for a 10% increase or decrease in spot and long-term prices as applicable.

(f) Fair Value Estimation
The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted marked price used to value financial assets held by the Company is the current bid price.
The fair values of cash and cash equivalents, trade and other receivables and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.
The fair values of the Company’s restricted cash and equivalents in cash and cash equivalents, U.S. government bonds, commercial paper and corporate bonds approximate carrying values.
The fair value of the Company’s debt obligations is approximately $83,740,000.
27.	COMMITMENTS AND CONTINGENCIES
General Legal Matters
The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.
Third Party Indemnities
The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.

Performance Bonds and Letters of Credit
In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2008, the Company had outstanding bonds and letters of credit of $24,081,000 of which $19,745,000 is collateralized by restricted cash and equivalents (see note 8) and $6,645,000 is collateralized by a reduction in the Company’s line of credit limit available for general corporate purposes.
Others
The Company has committed to payments under various operating leases. The future minimum lease payments are as follows:

(in thousands)

2009	$953
2010	827
2011	444
2012	294
2013	106
2014 and thereafter	196
28.	SUBSEQUENT EVENTS
On January 27, 2009, Denison issued 28,750,000 common shares at a price of CDN$1.65 per common share for gross proceeds of $38,946,000 (CDN$47,437,500). Share issue costs are anticipated to be $2,000,000.
29.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. Material differences between financial statement items under Canadian GAAP and the amounts determined under U.S. GAAP are as follows:
a) Cash and Equivalents
U.S. GAAP requires that funds raised through the issuance of flow-through shares be shown as restricted cash and not be considered to be a component of cash and cash equivalents. In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as a financing activity. At December 31, 2008 $6,469,000 of funds raised from the issue of flow-through shares remained (December 31, 2007: $7,862,000).
b) Plant and Equipment
Under U.S. GAAP, assets held for resale are recorded at the lower of cost or net realizable value and are not depreciated.
c) Mineral Properties and Inventory Valuation
Under Canadian GAAP, the Company expenses exploration and development expenditures on mineral properties not sufficiently advanced to identify their development potential. At the point in time when management has concluded that the mineral property has sufficient development potential, costs are accumulated and recorded as mineral property assets. Under U.S. GAAP and practices prescribed by the SEC, all mine project related costs incurred before a commercially mineable deposit is established are expensed as incurred. The U.S defines a commercially mineable deposit as one with proven and probable reserves which are legally extractable and a bankable feasibility study.
The Company amortizes its mineral property assets on a units of production basis and includes that amount in the valuation of work-in-progress and concentrate inventories. Since the value of the Company’s mineral property assets is less under U.S GAAP than Canadian GAAP, the amount amortized to inventory is also less. As a result, the carrying value of inventory is also reduced to reflect the lower amortization cost.

d) Joint Ventures
Under Canadian GAAP, investments in jointly-controlled entities are permitted to be accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in jointly-controlled entities are accounted for using the equity method. Although there are material differences between these accounting methods, the Company relies on an accommodation of the United States Securities and Exchange Commission (“SEC”) permitting the Company to exclude the disclosure of such differences which affect only the display and classification of financial statement items excluding shareholders’ equity and net income.
e) Goodwill
Under Canadian GAAP, the Company’s formation in 1997 through an amalgamation of IUC with Thornbury Capital Corporation (“Thornbury”) has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has been subsequently written off. As a result, the deficit and share capital of the Company are both reduced under U.S. GAAP.
f) Liabilities
Under U.S. GAAP, the sale of flow-through shares results in a liability being recognized for the excess of the purchase price paid by the investors over the fair value of common shares without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the expenditures is renounced, the liability is reversed and a future income tax liability is recorded for the amount of the benefits renounced to third parties and an income tax expense is recognized. Under Canadian GAAP, an adjustment to share capital is recorded for recognized future tax liabilities related to the renunciation of flow-through share expenditures.
g) Dilution Gains
Under Canadian GAAP, gains on dilution of interests in a subsidiary or equity interest are recognized in income in the period in which they occur. Under U.S. GAAP, the gain on dilution is not recognized if it results from the sale of securities by a company in the exploration stage and instead is accounted for as a capital transaction.
The consolidated balance sheet items, adjusted to comply with U.S. GAAP, would be as follows:

	December 31, 2008
	Canadian				U.S.
	GAAP			Adjustments	GAAP

Cash and cash equivalents	$3,206	(a	)	$(6,469)	$(3,263)
Inventories	44,733	(c	)	(909)	43,824
Property, plant and equipment	717,433	(c	)	(62,270)	655,163
Restricted cash and equivalents	21,286	(a	)	6,469	27,755

Accounts payable and accrued liabilities	23,787	(f	)	1,682	25,469
Future income tax liability	124,054	(c	)	(1,373)	122,681
Share capital	666,278	(e	)	(616)
		(f	)	(1,682)	663,980
Additional paid-in capital	—	(g	)	9,814	9,814
Deficit	(95,482)	(c	)	(63,746)
		(c	)	1,373
		(e	)	616
		(g	)	(9,814)	(167,053)
Accumulated other comprehensive loss	(4,709)	(c	)	567	(4,142)

	December 31, 2007
	Canadian				U.S.
	GAAP			Adjustments	GAAP

Cash and cash equivalents	$19,680	(a	)	$(7,862)	$11,818
Property, plant and equipment	727,823	(c	)	(16,444)	711,379
Restricted cash and equivalents	17,797	(a	)	7,862	25,659
Accounts payable and accrued liabilities	22,642	(f	)	3,114	25,756
Future income tax liability	141,525	(c	)	(4,621)	136,904
Share capital	662,949	(e	)	(616)
		(f	)	(3,114)	659,219
Additional paid-in capital	—	(g	)	9,814	9,814
Deficit	(14,834)	(c	)	(16,098)
		(c	)	4,621
		(e	)	616
		(g	)	(9,814)	(35,509)
Accumulated other comprehensive income	110,956	(c	)	(346)	110,610
The consolidated statements of operations and deficit and comprehensive income, adjusted to comply with U.S. GAAP, would be as follows:

			2008	2007

Net income (loss) for the year, Canadian GAAP			$(80,648)	$47,244
Depreciation of assets held for resale	(b	)	—	(301)
Adjust capitalized mineral property amounts, net of tax	(c	)	(49,987)	(11,477)
Adjust inventory valuation, net of tax	(c	)	(909)	—

Net income (loss) for the year, U.S. GAAP			$(131,544)	$35,466

Deficit, beginning of year, U.S. GAAP			$(35,509)	$(70,975)

Deficit, end of year, U.S. GAAP			$(167,053)	$(35,509)

Comprehensive income, U.S. GAAP
Net income (loss) for the year, U.S. GAAP			$(131,544)	$35,466
Unrealized gain (loss) on available-for-sale securities			(17,884)	(6,742)
Cumulative foreign currency translation gain (loss)			(96,868)	101,008

Comprehensive income (loss), U.S. GAAP			(246,296)	129,732

Basic net income (loss) per share, U.S. GAAP			$(0.69)	$0.19
Diluted net Income (loss) per share, U.S. GAAP			$(0.69)	$0.18

The consolidated statements of cash flows, adjusted to comply with U.S. GAAP, would be as follows:

			2008	2007

Net cash provided by (used in) operating activities:
Under Canadian GAAP			$(8,764)	$(23,084)
Adjustment for capitalized mineral property amounts	(c	)	(62,837)	(16,098)

Under U.S. GAAP			$(71,601)	$(39,182)

Net cash provided by (used in) investing activities:
Under Canadian GAAP			$(115,706)	$(158,469)
Adjustment for capitalized mineral property amounts	(c	)	62,837	16,098

Under U.S. GAAP			$(52,869)	$(142,371)

Net cash provided by (used in) financing activities:
Under Canadian GAAP			$107,147	$107,215
Restricted cash from flow-through financings	(a	)	(6,469)	(7,862)

Under U.S. GAAP			$100,678	$99,353

Impact of New Accounting Pronouncements

a)
Effective January 1, 2007, the Company adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 scopes out income taxes from FASB Statement No. 5, Accounting for Contingencies. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

The provisions of FIN 48 prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of retained earnings (deficit). The adoption of FIN 48 did not materially impact the Company’s consolidated financial position or results of operations.

b)
Effective January 1, 2007, the Company adopted FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The FSP permits companies to account for planned major maintenance activities using; the direct expensing method, the built-in overhaul method or the deferral method. The FSP was adopted on a retrospective basis. The Company has chosen the direct expensing method. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

c)
Effective January 1, 2008, the Company adopted FASB Statement No. 157, Fair Value Measurements (“SFAS 157”). The Company also applied FSP FAS 157-2, which allows for the delay of implementation of FAS No. 157 for certain nonfinancial assets and nonfinancial liabilities until its fiscal year beginning January 1, 2009. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and provides expanded disclosure about the extent to which companies measure their assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value; however, it does not expand the use of fair value in any new circumstances. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

d)
Effective January 1, 2008, the Company adopted, the FASB Statement No. 159 (FAS 159), The Fair Value Option for Financial Assets and Financial Liabilities. This statement expands the standards under FAS 157, Fair Value Measurement, to provide entities the one-time election (Fair Value Option) to measure financial instruments and certain other items at fair value. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

Recent United States accounting pronouncements:

a)
In December 2007, FASB Statement No. 141(R), Business Combinations and No. 160, Non-controlling Interests in Consolidated Financial Statements. SFAS 141(R) and 160 provide standards with respect to improving, simplifying and converging the prevailing FASB accounting and reporting standards for business combinations and non-controlling interests in consolidated financial statements with International Accounting Standards Board (“IASB”) standards for business combinations with an acquisition date in the fiscal year beginning after December 15, 2008.

FASB 141 (R) requires an acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. FASB 160 requires all entities to report non-controlling (minority) interests in subsidiaries in the same way — as equity in the consolidated financial statements.

b)
In March 2008, FASB Statement No.161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement 133”. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The adoption is not expected to have a material impact on the Company’s consolidated results of operations and financial position.

c)
In May 2008, FASB Statement No.162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). Under SFAS 162, the US GAAP hierarchy will now reside in the accounting literature established by the FASB. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation for the financial statements in conformity with US GAAP SFAS. The adoption of SFAS No 162 is not expected to have a material impact on the Company’s consolidated results of operations and financial position.